Metal Sky Star Acquisition Corporation

March 13, 2025

VIA EDGAR

Mr. Ronald (Ron) E. Alper

Ms. Isabel Rivera

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Metal Sky Star Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 6, 2025

File No. 001-41344

Dear Mr. Ronald (Ron) E. Alper and Ms. Isabel Rivera:

As counsel for Metal Sky Star Acquisition Corporation (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated March 12, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Preliminary Proxy Statement on Schedule 14A filed March 6, 2025 (the “Preliminary Proxy Statement”). The Company has filed via EDGAR Amendment No. 1 (the “Amendment”) to the Preliminary Proxy Statement, which reflects the Company’s responses to the comments received from the Staff. For ease of reference, we have repeated the Staff’s comments in this response letter and numbered them accordingly.

Preliminary Proxy Statement on Schedule 14A filed March 6, 2025

Risk Factors, page 12

1.	Please reinstate the risk factor disclosure in your definitive proxy statement on Schedule 14A filed October 22, 2024 regarding the risks arising from the contravention of your extension proposal with your initial public offering prospectus disclosures and your amended and restated memorandum and articles of association, or advise us why the risks created by the company’s failure to complete the business combination by August 5, 2024 and the automatic redemption by August 19, 2024 are no longer applicable.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 12 and 13 of the Amendment.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make . . ., page 12

2.	We note that you are seeking to extend your termination date to January 5, 2026, a date which is 45 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on April 5, 2025. Please disclose any risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose any additional consequences of such suspension or delisting, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, and any impact on the market for your securities including demand for your securities.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 13 of the Amendment.

* * *

We thank the Staff for its review of the foregoing. If you have questions or further comments, please contact Yu Wang at (+852) 6386 1503 or wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc: Wenxi He